FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Press Release Dated September 29, 2005

DYNEA INTERNATIONAL OY

18-20 A Siltasaarenkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
            N/A

Dynea enters into a new 410 million euro credit facility – The company redeems its outstanding notes and repays current bank loans

Dynea International Oy today announced the redemption of all of its outstanding 12¼% notes due 2010 on a redemption date of November 1, 2005. The notes will be redeemed pursuant to the terms of the indenture governing the notes at a redemption price of 106.125% plus accrued and unpaid interest to November 1, 2005.

To finance the redemption and to refinance Dynea Chemical’s existing senior credit facility, Dynea International has entered into a new eight year, €410 million credit facility with a Nordic group of financial institutions led by Nordea. Net of shareholder contributions in the form of equity and shareholder loans, Dynea International’s external net debt will be reduced from approximately €500 million to €350 million.

“With the improved financial performance and the refinancing we will considerably increase our development opportunities. Considerable contributions from our shareholder leading to a lower debt burden and clearly reduced debt servicing obligations will free up funds for investments into growth”, says Filip Frankenhaeuser, Executive Vice President of Dynea.

For more information, please contact:
Filip Frankenhaeuser, EVP & CFO
tel. +358 10 585 2011, mobile +358 50 385 2011
e-mail: filip.frankenhaeuser@dynea.com

Dynea in brief

Dynea is a global provider of superior adhesion and surfacing solutions. In 2004, Dynea had combined revenues of EUR 1.1 billion. With 54 production units in 26 countries in Europe, the Americas and Asia Pacific, Dynea has some 3,100 employees.

Visit our Internet web sites at http://www.dynea.com to learn more about our operations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY
Company

/s/ Filip Frankenhaeuser

Name:	Filip Frankenhaeuser
Title:	Executive Vice President and Chief Financial Officer

Date: September 29, 2005